FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORIZED COMPANY

CNPJ/ME nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTE OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 9th, 2023

1.               DATE, TIME, AND PLACE: January 9th, 2023, at 4:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City of São Paulo, State of São Paulo.

2.               CONDUCTION OF THE MEETING: Chairman: Mr. Christophe Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio.

3.               CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Christophe José Hidalgo, Marcelo Pimentel, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Renan Bergmann and Rafael Sirotsky Russowsky.

4.               AGENDA: Analysis and deliberation of the management proposal that shall be submitted to the deliberation of the shareholders at the Extraordinary Shareholders’ Meeting to be held on February 14, 2023 (“ESM”).

5.               RESOLUTIONS: Starting the working, the members of the Board of Directors decided, unanimously and without reservations, the following:

5.1.           Approve the management proposal of the following topics that shall be submitted to the shareholders’ approval at the ESM: (i) the Company’s capital increase in the amount of Two Billion,

Six Hundred and Five Million, Three Hundred and Ninety-Seven Thousand, Seven Hundred and Seventy-Six Brazilian Reais and Forty-Three cents (R$2,605,397,776.43), by means of the capitalization of reserves, without the issuance of new stocks, pursuant to article 169, of Law No. 6,404, of December 15, 1976 (“Brazilian Company Law”); (ii) the Company’s capital decrease, pursuant to article 173 of the Brazilian Company Law, by Seven Billion, One Hundred and Thirty-Three Million, Four Hundred and Four Thousand, Three Hundred and Seventy-Two Brazilian Reais and Seventy-One cents (R$7,133,404,372.71), keeping the number of shares unchanged, through the delivery of common stocks issued by Almacenes Éxito S. A. (“Éxito”), owned by the Company to its stockholders, in proportion to the number of respective equity interests held in the Company’s capital stock, and the consequent amendment of article 4 of the Company’s By-laws; (iii) the amendment to article 8 of the By-laws so as to provide that the Company’s General Meetings will be convened and presided over by any member of the Board of Directors or the Company’s Management Board, or, further, by employees of the Company who hold positions as officers, even if not set out in By-laws, who will choose, among those members present, someone to serve as secretary; (iv) the amendment to article 8, item “x” of the By-laws to replace members of the Board of Directors and the Management Board by management and include the power to set the remuneration of the Supervisory Board, if convened; (v) the amendment to article 13, 3rd paragraph of the By-laws to provide that the replacement of the positions of Co-Vice-Chairman of the Company’s Board of Directors will be decided by the Board of Directors; (vi) the amendment to article 28, 2nd paragraph of the By-laws so as to provide that the representation of the Company in acts implying the acquisition, encumbrance, or disposal of assets, including real estate, may be performed by any two officers, not restricted to the Chief Executive Officer; (vii) the amendment to article 32, 4th paragraph of the By-laws in order to clarify that the Board of Directors, as approved by the General Meeting, may approve payments of interest on equity; (viii) the amendment to article 33 of the By-laws in order to exclude the term for payment of dividends and/or interest on equity, and such term will be resolved by the competent corporate body when such distribution is approved; (ix) the consolidation of the Company’s By-laws to reflect the amendments proposed above; and (x) the reallocation of the amount of R$ 234,859,239.54 (two hundred and thirty-four million, eight hundred and fifty-nine thousand, two hundred and thirty-nine reais and fifty-four cents), arising from tax incentives granted to the Company in the years 2017 to 2021, initially allocated to the Expansion Reserve provided for in the Company's Bylaws, to the Tax Incentives Reserve, provided for in article 195-A of Brazilian Company Law.

6.               APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed, and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, January 9, 2023. Chairman: Mr. Christophe Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors in attendance: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Christophe José Hidalgo, Marcelo Pimentel, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Renan Bergmann e Rafael Sirotsky Russowsky.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Brazilian Company Law.

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 9, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.